Exhibit 99.1

NewsRelease

TransCanada appoints Russ Girling Chief Operating Officer

CALGARY, Alberta – July 17, 2009 – (TSX, NYSE: TRP)  Hal Kvisle, President and Chief Executive Officer of TransCanada Corporation (TransCanada) today announced the appointment of Russ Girling as Chief Operating Officer (COO) effective immediately.

Mr. Girling will have accountability for the physical and commercial operation of TransCanada’s assets, including oil and gas pipelines, power generation and natural gas storage.  He also assumes responsibility for the corporation’s capital investment program.

“Russ has demonstrated outstanding leadership over the past 15 years, establishing our Power business in its early stages, as our Chief Financial Officer in challenging circumstances earlier this decade, and more recently he has led our Pipeline business through a period of significant growth, completing the GTN, ANR and Great Lakes acquisitions and leading the development of the Keystone crude oil pipeline project,” said Hal Kvisle. “I am confident he will continue our disciplined and strategic approach to executing on our major projects, and progressing the business towards our vision of being North America’s leading energy infrastructure company.”

Reporting to Russ Girling will be Alex Pourbaix who will continue as President, Energy, and will assume the additional role of Executive Vice-President, Corporate Development, Don Wishart, Executive Vice-President, Operations and Major Projects, and Sarah Raiss, Executive Vice-President, Corporate Services.  In addition to serving as COO, Mr. Girling will continue in his role as President, Pipelines. Dennis McConaghy, Executive Vice-President, Pipeline Strategy and Development will continue to report to Mr. Girling.

Continuing to report to Hal Kvisle are Greg Lohnes, Executive Vice-President and Chief Financial Officer, and Sean McMaster, Executive Vice-President, Corporate and General Counsel.

More information:
http://www.transcanada.com/company/team.html

With more than 50 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas pipelines, power generation, gas storage facilities, and projects related to oil pipelines. TransCanada’s network of wholly owned pipelines extends more than 59,000 kilometres (36,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 370 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 10,900 megawatts of power generation in Canada and the United States. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com

Forward-Looking Information

This news release may contain certain information that is forward looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward-looking information. Forward-looking statements in this document are intended to provide TransCanada securityholders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operations plans and outlook.  Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, and strategies and goals for growth and expansion. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of TransCanada’s pipeline and energy assets, the availability and price of energy commodities, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission (SEC). Readers are cautioned to not place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

TransCanada Corporation
Media Inquiries:	Cecily Dobson	(403) 920-7859 (800) 608-7859
Investor & Analyst Inquiries:	David Moneta/Myles Dougan/Terry Hook	(403) 920-7911 (800) 361-6522